SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             0
                                       (Amendment No.)

                                          STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          03/27/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  9,624,105

9 SOLE DISPOSITIVE POWER

 59,195

10 SHARED DISPOSITIVE POWER

  9,624,105

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9,683,300

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  20.46%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 9,683,300 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $106,516,300.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 9,683,300 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

          9,624,105

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          9,624,105

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date                Quantity Market Value
January 29, 2007    1500     $23,257.85
January 30, 2007    34749    $538,172.30
February 1, 2007    961420   $14,163,642.92
February 2, 2007    588805   $7,241,087.65
February 7, 2007    1000     $12,939.91
February 13, 2007   144240   $1,947,419.16
February 14, 2007   206080   $2,632,305.12
February 15, 2007   65665    $822,650.08
February 16, 2007   47040    $580,099.11
February 20, 2007   18585    $224,324.07
February 21, 2007   41325    $498,457.78
February 22, 2007   17990    $215,697.90
February 23, 2007   19525    $230,540.03
February 26, 2007   30970    $365,531.91
February 27, 2007   5735     $65,890.65
February 28, 2007   49800    $563,754.49
March 1, 2007       14150    $154,524.93
March 2, 2007       36870    $398,684.00
March 5, 2007       11670    $123,089.40
March 6, 2007       27425    $288,634.27
March 7, 2007       6400     $67,987.54
March 8, 2007       8410     $89,005.90
March 9, 2007       4350     $45,984.40
March 12, 2007      7575     $77,915.70
March 13, 2007      4220     $43,623.10
March 14, 2007      3725     $37,333.28
March 15, 2007      140410   $1,478,660.15
March 16, 2007      25000    $262,364.95
March 19, 2007      19685    $212,330.76
March 20, 2007      16730    $183,327.99
March 21, 2007      168125   $1,912,243.50
March 22, 2007      124815   $1,497,786.62
March 23, 2007      119775   $1,384,205.23
March 26, 2007      105640   $1,165,489.66
March 27, 2007      334750   $3,668,410.11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        04/05/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title